

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2011

Via E-mail
Irina Tchernikova
President
Vitas Group, Inc.
Italia #32-81 Y Mariana de Jesus
Quito, EC 170102 Ecuador

Re: **Vitas Group, Inc.**
Amendment No. 1 to the Registration Statement on Form S-1
Filed August 31, 2011
File No. 333-175590

Dear Ms. Tchernikova:

We have reviewed your response to our letter dated August 11, 2011 and have the following additional comments.

General

1. Please be sure to carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section. We note in particular that we are unable to locate disclosure that you indicated in your response has been revised in response to several comments.

Prospectus cover page

2. We note your response to prior comment four and reissue in part. Please disclose on the prospectus cover page that subscriptions are irrevocable.

Prospectus Summary, page 5

3. We note your response to prior comment one. Please disclose in the summary the reasons why you believe that investors should bear the total risk that you will be unable to raise a minimum of $50,000 which you state is necessary for you to continue operations.

Risk Factors, page 7

We may in the future issue additional shares of common stock, page 11

4. This risk factor, as revised, appears to be combined with the previous risk factor. Please revise to set forth the risks related to shareholder dilution as a separate risk factor.

Because we do not have an escrow account, page 11

5. We note your revised disclosure in response to prior comment eight. In light of your disclosure that subscriptions are irrevocable, please revise the last sentence of this risk factor to remove the implication that subscription monies could be returned to investors.

Management's Discussion and Analysis, page 18

Plan of Operation, page 19

6. We note your response to prior comment 15 but we are unable to locate your revised disclosure in the second paragraph on page 19. Please revise to disclose the substance of your response in the next amended registration statement.

7. We note your response to prior comment 16 but we are unable to locate your revised disclosure in the third paragraph on page 19. Please revise to disclose the substance of your response in the next amended registration statement.

8. Additionally, please revise to disclose the estimated deposit you may be required to provide to property owners for placement of your machines.

9. We note your response to prior comment 17; however, we reissue the comment because the statement that strength testing amusement games "placed in high traffic location[s] can produce high revenue" has not been removed from the last sentence of the third paragraph on page 19.

Liquidity and capital resources, page 22

10. We note your response to prior comment 18 but we are unable to locate your revised disclosure. Please revise to disclose the substance of your response in the next amended registration statement.

11. We note your response to prior comment 19 but we are unable to locate your revised disclosure in the second and third paragraphs on page 23. Please revise to disclose the substance of your response in the next amended registration statement.

12. We note your revised use of proceeds table does not include an allocation for set up and testing of machines in the event you only raise 25% of the maximum offering proceeds. Please revise here to disclose the expected sources of funds to set up and test your machines in the event you only raise 25% of the offering proceeds.

Business, page 24

Industry overview, page 25

13. We note your response to prior comment 20 but we are unable to locate your revised disclosure. Please revise to disclose the substance of your response in the next amended registration statement.

14. We note your response to prior comment 21 but we are unable to locate your revised disclosure in the third paragraph on page 25. Please revise to disclose the substance of your response in the next amended registration statement.

Profit Sharing Agreements, page 26

15. We note your response to prior comment 22 but we are unable to locate your revised disclosure in this section. Please revise to disclose the substance of your response in the next amended registration statement.

16. We note your response to prior comment 23 but we are unable to locate your revised disclosure in this section. Please revise to disclose the substance of your response in the next amended registration statement.

17. Additionally, please provide us with the basis for your revenue estimates.

18. Please revise to briefly explain why the estimated revenue share to the venue owner is such a significant variance (for example, it appears that revenue share may range from 20% to 50% of revenue per machine).

Agreement with our supplier, page 27

19. We note your response to prior comment 25 but we are unable to locate your revised disclosure in this section. Please revise to disclose the substance of your response in the next amended registration statement.

Certain Transactions, page 36

20. We note your response to prior comment 26; however, we reissue the comment. Please revise the caption to identify this section as a discussion of related party transactions.

Other

21. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

22. Please provide a currently dated consent from the independent registered public accounting firm in the next amendment.

        Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 if you have any questions regarding these comments.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Luis Carrillo
        Carrillo, Huettel & Zouvas, LLP